Form 6-K
No. 2

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of                       March                                                                 2005,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

(Registrant)

Date:	March 9, 2005	By	/s/ Richard S. Pietch

PRESS RELEASE |	Stockholm, March 9, 2005

Marcus Wallenberg, Tom Johnstone and Caroline Sundewall proposed as new Board members

(ELUX) Representatives of major shareholders have prepared a proposal for election of Board members at the Annual General Meeting that includes re-election of Peggy Bruzelius, Hans Stråberg, Barbara Thoralfsson, Michael Treschow, Karel Vuursteen, and Aina Nilsson Ström.

The proposal also includes election of Louis R. Hughes. He became a board member in 1996 but left it in September 2004 when he was appointed Chief of Staff for a group of advisors to the Afghanistan government.

In addition, the proposal includes election of Marcus Wallenberg, Tom Johnstone and Caroline Sundewall as new Board members. Thomas Halvorsen has declined re-election.

Marcus Wallenberg is President and CEO of Investor AB, Vice Chairman of Telefonaktiebolaget LM Ericsson, Saab AB and SEB Skandinaviska Enskilda Banken AB and Director of AstraZeneca PLC, Hi3G Access AB, Scania AB, Stora Enso Oyj and The Knut and Alice Wallenberg Foundation. He was born in 1956 and holds a B. Sc. In Foreign Services, from Georgetown University, Washington DC, USA.

Tom Johnstone is President and CEO of AB SKF. He was born in 1955 and holds an M.A. from Glasgow University, Scotland, as well as an Honorary Doctors degree in Business Administration from the University of South Carolina, USA.

Caroline Sundewall is an independent business consultant and Board member of TeliaSonera AB, Haldex AB, Strålfors AB and Lifco AB. She was born in 1958 and holds an M.B.A. from the Stockholm School of Economics.

The proposal for election of Board members was prepared by Investor AB (Anders Scharp), Alecta Mutual Pension Insurance (Ramsay J. Brufer), Robur Investment Funds (Marianne Nilsson), and Second Swedish National Pension Fund (Carl Rosén). The proposal will be submitted to the Electrolux Annual General Meeting on April 20, 2005.

For further information, please contact Investor Relations at +46 8 738 60 03. The Electrolux Press Hotline is available at +46 8 657 65 07.

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use, which are sold under such famous brands as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2004, Electrolux had sales of SEK 121 billion and 72,000 employees.